UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNUAL GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes the  Annual General Shareholders Meeting to be held on July 22, 2020, at 3 p.m,  exclusively by digital format, pursuant to Article 4, Paragraph 2, Item I and Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, of December 17, 2009 (“CVM Instruction 481”), , via  the Digital Platform Webex (“Digital Platform”), to resolve on the following matters:

/
I.

Assessing the Management’s accounts, examining, discussing and voting on the Management’s Report and the Company’s Financial Statements,  with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2019;

II.	Proposal for the Capital Budget for the fiscal year of 2020;
III.	Proposal for the Allocation of the Loss/Profit for the fiscal year of 2019;
IV.	Proposal to establish eleven (11) members for the Board of Directors;
V.

Election of eleven (11) members of the Board of Directors, if Item IV is approved, with one (1) member  necessarily elected in a separate vote already held by the Company’s employees, by direct vote from their peers, according to Paragraph 1 of Article 2 of Law 12353, of December 28, 2010, one (1) member elected by the minority holders of common shares, in a separate election process (if a larger number is not  is not entitled to them by the process of multiple voting) and one (1) elected by the holders of preferred shares, also in the separate election process;

VI.	Election of the Chairman of the Board of Directors;
VII.	Proposal to establish five (5) members for the Fiscal Council;
VIII.

Election of five (5) members of the Fiscal Council, if Item VII is approved, with one (1) member appointed by the minority holders of common shares and one (1) appointed by the holders of preferred shares, both through a separate election process, and respective alternates;

IX.	Establishing the compensation for the members of the Management, Fiscal Council, and Advisory Committees of the Board of Directors.

Considering the effects of the COVID-19 (new coronavirus) pandemic in Brazil and the measures taken by health and government authorities to deal with the pandemic, especially regarding restrictions on mobility and public gatherings, the Annual Shareholders’ Meeting will be held exclusively by digital format, therefore  shareholder’s participation can only take place as follows:

(a)     by using the Bulletin for Distance Voting,  available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and of the CVM (http://www.cvm.gov.br);

(b)     by using the Digital Platform, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 21-C, Paragraphs 2 and 3 of CVM Instruction I 481, in which case the shareholder may: (i) simply participate in  the Meeting, having already sent the Bulletin for Distance Voting,  or not; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Bulletin for Distance Voting sent through the Form will be disregarded, and the vote given  through the Digital Platform will prevail.

Proof of the status as the Company’s shareholder must be issued under Article 126 of Law 6404, of December 15, 1976 (“Brazilian Corporation Law”) and Article 13 of Petrobras’ Bylaws, as applicable.

The Company informs shareholders who wish to participate in  this Meeting that the instructions to access the Digital Platform and/or to send the Bulletin for Distance Voting , pursuant to CVM Instruction 481, can be found in  the Manual for the Meeting  and in the Meeting Instructions for Shareholders.

To participate in  the Meeting through the Digital Platform, the shareholder must send a request to the Company’s  email shareholders@petrobras.com.br, up to two (2) days before the Meeting, that is, until 3 p.m. (Brasília time), July 20, 2020, , with the due following documents:

•           Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, participate in  the Meeting.

•           Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH);

(b) documents proving the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund’s bylaws, (ii) the professional qualification documents of its board member or member of the management, as the case may be; and (iii) the minutes of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the Digital Platform and, therefore, attend the Meeting.

The minimum percentage of interest in the share capital to request the adoption of the process of multiple voting to elect members of the Board of Directors at the Annual Shareholders’ Meeting is of five percent (5%), as per CVM Instruction 165, of December 11, 1991, as amended  by CVM Instruction 282, of June 26, 1998.  The power to request the adoption of the process of multiple voting  must be exercised by the shareholders up to forty-eight (48) hours before the Meeting, i.e., July 20, 2020, at 3 p.m., as per Paragraph 1 of Article 141 of the Brazilian Corporation Law.

According to Item II of Paragraph 4 c/c Paragraph 6, both of Article 141 of the Brazilian Corporation Law, holders of preferred shares who wish to exercise the right to elect a member of the Board of Directors in a separate vote process, must represent together, a quorum of at least ten percent (10%) of the share capital attending the Meeting, besides proving the uninterrupted ownership of their interest as from  April 22, 2020.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwised provided for in the agreement of  the parties..

Despite the possibility of participating through the Digital Platform, Petrobras recommends that shareholders adopt the Bulletin for Distance Voting.

All documents regarding the matters to be resolved on at this Annual Shareholders’ Meeting are available to the shareholders at the websites  of the Company (http://www.petrobras.com.br/ri) and of the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), as per the terms of CVM Instrcution 481.

Rio de Janeiro, June 17, 2020.

Eduardo Bacellar Leal Ferreira

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer